Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS A SPILLAGE INCIDENT AT THE YING MINING DISTRICT

VANCOUVER, British Columbia – April 16, 2018 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM / NYSE American: SVM) reported that at approximately 9:30 pm on April 12th leakage occurred near the bottom of the barrier wall plates for the fifth overflow well inside the No. 2 tailing storage facility at the Ying Mining District operated by the Company’s subsidiary, Henan Found. Fortunately only a small amount of tailings was leaked downstream to Chong-Yang Creek. As the facility is monitored closely Henan Found was able to take immediate action and the leakage was fully controlled and stopped as of 12:00 pm of April 13. The government authorities from provincial, city and county levels were present immediately to guide and implement all environment and safety emergency measures. Fortunately no personal injury was incurred and results of ongoing water tests from Chong -Yang Creek are within acceptable national water quality standards.

Henan Found is working with the government authorities to clean up the leaked tailings in Chong-Yang Creek and restore the fifth overflow well. Due to the incident, milling operations are temporarily suspended. Milling operations are expected to resume using the No. 1 tailing storage facility pending restoration of the fifth overflow well. As the milling capacity of Henan Found is approximately 25% over the mining capacity the temporary suspension of milling operations is expected to have minimal impact on overall production. The Company will provide updates when further information is available.

For further information
Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and

access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended

March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.